3000 North Sam Houston Parkway East, Houston, Texas 77032

Phone 281.871.2699

October 4, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Michael Purcell and Karina Dorin

RE:	Halliburton Company

Form 10-K for the Fiscal Year Ended December 31, 2021

Filed February 4, 2022

File No. 001-03492

Ladies and Gentlemen:

Halliburton Company (the “Company” or “Halliburton”) hereby submits via EDGAR the Company’s responses to the comments received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter to the Company, dated September 21, 2022, with respect to (i) the Company’s Form 10-K for the Fiscal Year ended December 31, 2021 filed with the Commission via the Commission’s EDGAR system on February 4, 2022 (the “2021 Form 10-K”) and (ii) the Company’s letter, dated September 9, 2022 (the “Initial Response Letter”), which was in response to the comments of the Staff with respect to the 2021 Form 10-K set forth in the letter from the Staff to the Company dated August 25, 2022.

Set forth below are the Company’s responses to the Staff’s comments. The Company’s responses are preceded by the Staff’s comments for ease of reference.

Response dated September 9, 2022

Risk Factors, page 9

1.

We note your response to prior comment 2 states that climate change transition considerations are not the only source of technology transition risks and are not more significant than other factors that give rise to these types of risks. In that regard, your response indicates that climate change technology transition risks are mitigated by your emissions reduction goal and that technology risks related to such goal are not unique to climate change. Please explain with greater specificity how you assessed climate change technology transition risks and credit risks as opposed to other risks for purposes of disclosure in your SEC filings.

Response: The Company has disclosure controls and procedures to proactively monitor and respond to potential risks to our business and industry, which we then evaluate in relation to the Company’s disclosure in our Commission filings. As noted in our Initial Response Letter, we believe that one of the significant risks that we face in energy transition is that we will be unable to innovate in a timely, cost-efficient manner, or at all. The overall risk related to innovation in our business is described in our 2021 Form 10-K on page 10 under the caption “Risk Factors – Industry Environment Related” in the risk factor entitled “If we are not able to design, develop and produce commercially competitive products and to implement commercially competitive services in a timely manner in response to changes in the market, customer requirements, competitive pressures, and technology trends, our business and consolidated results of operations could be materially and adversely affected, and the value of our intellectual property may be reduced.” In order to make it more clear that climate change and energy transition are included in these factors (e.g., customer requirements, competitive pressures and technology trends), we propose modifying this risk factor in our future Form 10-K filings (beginning with our Form 10-K for the Fiscal Year ended December 31, 2022 that will be filed with the Commission via the Commission’s EDGAR system in February 2023 (the “2022 Form 10-K”)) by adding the underlined text as follows (subject to final internal review and revision):

If we are not able to design, develop and produce commercially competitive products and to implement commercially competitive services in a timely manner in response to changes in the market, customer requirements, competitive pressures, developments associated with climate change concerns and energy transition, and technology trends, our business and consolidated results of operations could be materially and adversely affected, and the value of our intellectual property may be reduced.

The market for our services and products is characterized by continual technological developments to provide better and more reliable performance and services. If we are not able to design, develop, and produce commercially competitive products and to implement commercially competitive services in a timely manner in response to changes in the market, customer requirements, competitive pressures, developments associated with climate change concerns and energy transition, and technology trends, our business and consolidated results of operations could be materially and adversely affected, and the value of our intellectual property may be reduced. Likewise, if our proprietary technologies, equipment, facilities, or work processes become obsolete, we may no longer be competitive, and our business and consolidated results of operations could be materially and adversely affected.

As noted in our Initial Response Letter, we do not anticipate that any material credit risks would arise from the energy transition, although we will continue to evaluate that judgment as policy and regulatory changes and market trends evolve. For the period covered by the 2021 Form 10-K, we did not encounter any issues accessing capital. In April of 2022, we refinanced our revolving credit facility and maintained the $3.5 billion capacity for five years under substantially the same terms and conditions as the previous facility. Though we monitor developments in relation to capital providers reducing exposure to companies associated with the oil and gas industry as a result of climate change concerns and energy transition, we do not believe it is likely that those concerns will have a significant impact on our ability to access capital for the foreseeable future. Nonetheless, as we evaluate our risk-factor disclosures in our future Commission filings, we will adjust them as appropriate to reflect the potential for future credit risks to the Company related to climate change and energy transition.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

2.

We note your response to prior comment 5. However, it does not appear that you have addressed the specific elements of our prior comment or explained the basis for your conclusion regarding materiality. Please explain in greater detail how you considered providing disclosure regarding the following indirect consequences of climate-related regulations or business trends:

•	decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;

•	increased demand for goods or services that result in lower emissions than competing products;

•	increased competition to develop innovative new products that result in lower emissions; and

•	any anticipated reputational risks resulting from your operations or products that produce material greenhouse gas emissions.

Response: In response to the Staff’s request for additional detail as to our consideration of the factors listed in the comment above, we would note the following for each:

•	decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;

As noted in our Initial Response Letter, we describe on page 9 of the 2021 Form 10-K under the caption “Risk Factors – Industry Environment Related” in the risk factor entitled “Trends in oil and natural gas prices affect the level of exploration, development, and production activity of our customers and the demand for our services and products, which could have a material adverse effect on our business, consolidated results of operations, and consolidated financial condition,” that an increased emphasis on decarbonization, including government initiatives to promote the use of renewable energy sources and public sentiment around alternatives to oil and gas, could affect the price of oil and natural gas and, as a result, demand for our services and goods. We considered these potential developments in light of global projected population growth trends and the challenges in developing other sources of affordable, efficient, and reliable energy, and on balance believe that the need for oil and gas exploration and development and, as a result, demand for our services and goods, will continue for the foreseeable future. As a result, following deliberation of these considerations within our Disclosure Committee framework, we determined in preparing our 2021 Form 10-K that the indirect consequences of climate-related regulation and business trends did not have a material impact on our business, financial condition, or results of operations. We continue to monitor these factors and will update our risk factor disclosure in future Commission filings as appropriate if circumstances change.

•	increased demand for goods or services that result in lower emissions than competing products;

As discussed earlier in this response to comment #2, we expect that the need for oil and gas exploration and development and, as a result, our services, will continue for the foreseeable future. We also believe that the potential increased demand for products and services that result in lower emissions than competing products creates opportunity for Halliburton. We continue to evaluate the transition opportunities related to our low-carbon products and services solutions, including those discussed in our Initial Response Letter. For example, we discussed in our Initial Response Letter, our NeoCem™ cement system and our all-electric fracturing capabilities. If demand for products such as NeoCem™ and services such as all-electric fracturing increases, we are well-positioned to meet our customers’ needs.

We determined in preparing our 2021 Form 10-K that the indirect consequences of climate-related regulation and business trends, including an increased demand for products or services that result in lower emissions than our competing products and services, did not have a material impact on our business, financial condition, or results of operations.

•	increased competition to develop innovative new products that result in lower emissions; and

As discussed in response to comment #1, we acknowledge that one of the significant risks that we face in energy transition generally is the risk that we will be unable to innovate technologically in a timely, cost-efficient manner, or at all. Although this risk was disclosed in our 2021 Form 10-K, as noted in our response to comment #1, we will modify our disclosure beginning in our 2022 Form 10-K to note that it is also an energy transition-related risk for the Company.

•	any anticipated reputational risks resulting from your operations or products that produce material greenhouse gas emissions.

We closely monitor public perception of the Company and its reputation and, in that regard, note that some of our stakeholders are interested in learning more about our ESG-related goals and progress. Our Annual & Sustainability Report is published in part to address this interest. As noted on page 22 of our 2021 Form 10-K, we pursue strategic initiatives around advancing cleaner, affordable energy, and using innovation and technology to reduce the environmental impact of producing oil and gas. We strive to be good stewards in our industry, and we believe that our stakeholders value our leadership in this regard. While we believe our 2021 Form 10-K risk factors and disclosure were complete and accurate, we do acknowledge risks related to ESG initiatives and disclosures, could increase over time. Our reputational risks may continue to evolve, and we will update our risk factors if our material risks change.

3.

We note your response to prior comment 6 states that you do not believe that a weather event is likely to impact the global supply chain in a material way. Please tell us how you considered the possible consequences to you from weather-related disruptions to your customers and suppliers as part of your risk factor titled “Constraints in the supply of, prices for and availability of transportation of raw materials can have a material adverse effect on our business and consolidated results of operations” on page 11 of your Form 10-K and your risk factor titled “If we lose one or more of our significant customers or if our customers delay paying or fail to pay a significant amount of our outstanding receivables, it could have a material adverse effect on our business, consolidated results of operations, and consolidated financial condition” on page 17 of your Form 10-K.

Response: As discussed in our Initial Response Letter, we do not believe that weather-related impacts have affected our major customers or suppliers other than temporary delays in production that were limited to the affected markets or individual communities. When we experience supply constraints, they are typically demand driven and associated with increases in activity by our customers. We closely monitor the Company’s supply chain and note that none of our major suppliers have experienced a material weather-related disruption or weather-related supply chain constraint. We believe that, due to our diversified supply chain and broad distribution of major customers and suppliers, any weather-related disruption in our supply chain would not materially disrupt our operations. In addition, due to the fact that the nature and timing of weather events are uncertain, it is not possible for us to estimate reliably the future financial risk to our major customers or suppliers caused by these potential physical risks.

With respect to the second risk factor referenced in the Staff’s comment, payment delays or failures to pay by significant customers can arise in a number of circumstances, typically during cyclical downturns in the oil and gas industry or when a customer is facing liquidity issues that may be attributable to poor operating performance. As we evaluate our risk-factor disclosures in our future Commission filings, we will adjust them as necessary in light of the circumstances to reflect the potential for future supply chain impacts and customer impacts related to weather events.

* * * * *

If you have any questions with respect to the foregoing or if any supplemental information is required by the Staff, please do not hesitate to contact me.

Very truly yours,

HALLIBURTON COMPANY

By:	/s/ Eric J. Carre
Eric J. Carre
Executive Vice President, Chief Financial Officer

cc:	Baker Botts L.L.P.